August 21, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N. W.

Mail Stop 3720

Washington, DC 20549

RE:

AdCare Health Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 31, 2009

File No. 333-131542

Dear Mr. Spirgel:

Today we filed our first amendment to Form 10-K for the fiscal year ended December 31, 2008, for AdCare Health Systems, Inc. (the “Company”).  This letter sets forth the responses of the Company to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) letter dated August 13, 2009 with regard to the above-referenced filings.  In response to the Staff’s comment, we have reproduced below the comment set forth in the Staff’s letter in italics and followed the comment with our response.  References to “we,” “our,” or “us” mean the Company.

In connection with responding to the Staff’s comment, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the year ending December 31, 2008

Report of Independent Registered Public Accounting Firm, page 28

Technical requirements for accountants’ reports specify that, besides indicating the city and state where issued, the accountant’s report shall be signed manually.  See Rule 2-02(a) of Reg. S-X.  Please revised and advise.

We have revised our filing to include the required signatures.  Actual signatures are maintained on file at our corporate offices.

Should the Staff have further questions or comments or need any further information or clarification, please call me at 937-964-8974.

Sincerely,

/s/Scott Cunningham

Scott Cunningham

Chief Financial Officer